Exhibit 99.1

NICE CXone Selected by Leading Australian Vocational Education Provider to
Digitally Transform its Customer Service

Wodonga TAFE achieves greater scalability and flexibility for remote working with NICE’s market-leading CXone cloud platform

Hoboken, N.J., February 2, 2022 – NICE (Nasdaq: NICE) today announced that Wodonga TAFE (Technical and Further Education), a leading vocational education and training provider located in north-east Victoria, Australia, has selected NICE CXone as the centerpiece of its contact center modernization and digitization initiative. The implementation provides improved reporting integrity, forecasting accuracy, visibility over agents, workforce management, and flexibility for remote working for Wodonga TAFE’s contact center teams.

Wodonga TAFE has recently undertaken a cloud transformation journey with the goal of improving the quality of service that current and prospective students receive after recognizing the need to increase visibility of incoming calls and reporting on customer experience across both its CX and student administrative services contact center teams. The organization also required a solution that would provide insight and analytics for improved and real-time reporting.

Wodonga TAFE engaged NICE and partner Generation-e to help transition from a single platform dedicated to only voice calls to an omnichannel solution that helps contact center teams deliver a more comprehensive service for students.

“By implementing NICE CXone, we are placing our customers’ experience as a top priority, offering more streamlined and effective communication channels for current and prospective students,” Leanne Gibson, Team Leader – Customer Experience, Wodonga TAFE, said. “CXone provides all of the elements that Wodonga TAFE requires, including an omnichannel communication platform, interactive voice response (IVR), real-time reporting, and improved visibility into agent productivity and behaviors. The CXone implementation also lets us build out our contact center omnichannel offering by adding email, webchat, social media and other digital and self-service capabilities.”

Biagio LaRosa, Managing Director, Generation-e, said, “Generation-e is dedicated to supporting its customers with innovative and comprehensive solutions that will empower them to achieve significant business benefits. When we assessed Wodonga TAFE’s requirements and looked at the technology available, CXone was the clear standout because of its scalability, capability, and resilience in the cloud.”

By streamlining and centralizing its communication channels with the support of the cloud native omnichannel NICE CXone platform, Wodonga TAFE transformed the way it does business and realized greater efficiencies across its operations by optimizing existing processes. With CXone, Wodonga TAFE’s contact center agents can now access more accurate and reliable reporting on the volume of calls and improve overall reporting on mandatory requirements. Data can be leveraged to provide insight into peak call volume times for more effective staff utilization, resulting in a flexible and fully functional contact center environment that also supports remote working.

Gibson said, “NICE CXone helped our contact center agents remotely deliver seamless experiences for its students and customers during a challenging time. We are committed to driving innovation through future-focused practices, and our engagement with NICE and Generation-e ensures that future solutions will create sustainable benefits to facilitate improvements. It put the student journey at the center of what Wodonga TAFE does.”

Darren Rushworth, APAC President, NICE, said, “NICE, in collaboration with its NICE CXone certified partner, Generation-e, is pleased to support Wodonga TAFE in its transformation journey to improve its business performance and increase its operational efficiency. Our smart, fully-integrated cloud customer experience platform has helped revolutionize the concept of virtual contact centers even before work-from-home capabilities became crucial across the globe.”

About Wodonga TAFE
Wodonga TAFE is a leading vocational education and training provider, located in north-east Victoria, that offers education and training programs to individuals and industry, both locally and nationally. Wodonga TAFE’s success is underpinned by an uncompromising commitment to driving student success, inspiring futures through innovative and future focused practices, and empowering and supporting its people. For more information, please visit https://www.wodongatafe.edu.au/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.